OMB APPROVAL
OMB NUMBER
EXPIRES
EST. AVG. BURDEN HRS. PER RESPONSE

13010712

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

3/4/13

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-16600

REPORT FOR THE PERIOD BEGINNING January 1, 2012 **AND ENDING** December 31, 2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
Wells Fargo Institutional Securities, LLC

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

Official Use Only

Firm ID No.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

608 Second Avenue South, 10th Floor
(No. and Street)

Minneapolis	Minnesota	55479
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report
Joan C. Niedfeldt
612-667-5962
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG
(Name—if individual, state last, first, middle name)

4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN 55402
(Address) **City** **State** **(Zip Code)**

Check One:
X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

3/4/13

KPMG

WELLS FARGO INSTITUTIONAL SECURITIES, LLC

Statement of Financial Condition

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

OATH OR AFFIRMATION

I, Joan C. Niedfeldt, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wells Fargo Institutional Securities, LLC as of December 31, 2012, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Joan C. Niedfeldt

Notary Public

NANCY J HELKENN
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 1/31/16

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ___ (c) Statement of Income (Loss).
- ___ (d) Statement of Cash Flows.
- ___ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ___ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ___ (m) A copy of the SIPC Supplemental Report.
- ___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

WELLS FARGO INSTITUTIONAL SECURITIES, LLC

Table of Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Governors and Member
Wells Fargo Institutional Securities, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Institutional Securities, LLC, a wholly owned subsidiary of Wells Fargo Gaming Capital, LLC whose ultimate parent is Wells Fargo & Company, as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Wells Fargo Institutional Securities, LLC as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Minneapolis, Minnesota
February 25, 2013

WELLS FARGO INSTITUTIONAL SECURITIES, LLC

Statement of Financial Condition

December 31, 2012

(In thousands)

Assets		
Cash and cash equivalents (note 2)	$	11,028
Receivable from brokers, dealers and clearing organizations (note 3)		30,132
Securities owned:		
Marketable, at fair value, including $647,680 of securities pledged (notes 4 and 5)		692,857
Securities purchased under agreements to resell (note 5)		491,042
Accrued interest receivable		1,143
Fixed assets, net of accumulated depreciation of $109		3
Total assets	$	1,226,205
Liabilities and Member's Equity		
Liabilities:		
Securities sold, not yet purchased, at fair value (note 4)		482,971
Securities sold under agreements to repurchase (note 5)		647,798
Other liabilities and accrued expenses		2,361
Total liabilities		1,133,130
Commitments and contingencies (note 7)		
Member's equity		93,075
Total liabilities and member's equity	$	1,226,205

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Operations

Wells Fargo Institutional Securities, LLC (WFIS) is a wholly owned subsidiary of Wells Fargo Gaming Capital, LLC (WFGC) whose ultimate parent is Wells Fargo & Company (WFC). WFIS' primary activities are institutional securities brokerage and fixed income trading. WFIS is registered with the Securities and Exchange Commission (the SEC) as a broker/dealer and has branch offices located in the western United States. WFIS clears all transactions on a fully disclosed basis through Wells Fargo Securities, LLC (WFS), an affiliated broker/dealer.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents on the statement of financial condition include cash in banks and money market investments. Cash and cash equivalents exclude amounts segregated under federal or other regulations. Cash equivalents are part of the cash management activities of WFIS.

(b) Fair Value of Financial Instruments

WFIS' securities owned and securities sold, not yet purchased are recorded at fair value with the resulting unrealized appreciation and depreciation included. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Under FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, WFIS categorizes its assets and liabilities that are accounted for at fair value in the statement of financial condition into a fair value hierarchy as defined by ASC 820. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See note 10 for further information about the fair value hierarchy and WFIS' assets and liabilities that are accounted for at fair value.

(c) Securities under Agreement to Resell and Repurchase

Resale and repurchase agreements are carried at contract amounts reflective of the amounts at which the securities will be subsequently reacquired or resold, plus accrued interest. WFIS monitors the contract amounts of resale and repurchase agreements on a daily basis, with additional collateral obtained or refunded as necessary.

(d) Fixed Assets

Furniture and equipment are stated at cost less accumulated depreciation and amortization, and are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the respective lease term or the estimated life of the improvement.

(e) Income Taxes

WFIS and WFGC, the sole member of WFIS, are both wholly owned limited liability companies and do not file their own income tax returns. Instead, the results of WFIS' operations are included in the income tax returns of Wells Fargo Credit, Inc. (WFCI), WFGC's sole member. WFIS does not pay income taxes to WFCI, does not have a tax sharing agreement with WFCI, and management does not have the intention of changing these facts. Thus, WFIS has many attributes of a pass-through entity and income taxes are not presented in its financial statements. Due to the lack of a tax sharing agreement, provisions associated with uncertain tax positions as defined in FASB ASC 740, *Income Taxes,* are not applicable.

(f) Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from such estimates.

(3) Receivable from Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations consist of approximately $30.1 million receivable from WFS related to unsettled trades.

(4) Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased consist of trading securities at fair values as follows (in thousands):

		Owned	Sold, not yet purchased
U.S. Government and government agency obligations	$	689,240	482,971
Corporate bonds, debentures and notes		3,617	—
	$	692,857	482,971

Securities sold, not yet purchased represent obligations of WFIS to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as WFIS' ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

(In thousands)

(5) Securities Sold/Purchased under Agreements to Repurchase/Resell

Resale and repurchase agreements are collateralized primarily with U.S. Government or government agency securities. Such agreements provide WFIS with the right to maintain the relationship between the market value of the collateral and the receivable or payable. WFS, as clearing agent for WFIS, generally uses Bank of New York to take physical possession of the collateral underlying WFIS' resale agreements.

WFIS' risk with regard to resale agreements is the failure of the counterparty to the transaction to perform its obligation under the transaction and the balance of the receivable exceeds the market value of the underlying collateral. WFIS' risk with regard to repurchase agreements is the failure of the counterparty to the transaction to perform its obligation under the transaction and the market value of the underlying collateral exceeds the balance of the corresponding payable. WFIS monitors the contract amounts of resale and repurchase agreements on a daily basis, with additional collateral obtained or refunded as necessary.

At December 31, 2012, WFIS has received collateral under resale agreements that it is permitted by contract or custom to sell or repledge of $490.8 million. Of this amount, none were repledged. At December 31, 2012, WFIS has pledged collateral of $647.7 million under repurchase agreements that counterparties are permitted by contract or custom to sell or repledge.

(6) Related-Party Transactions

In the ordinary course of business, WFIS enters into material transactions with other affiliates of WFC.

Short-term borrowings from affiliates represent borrowings from WFC and are used to finance WFIS' trading activities. Short-term borrowings from WFC are unsecured. WFIS pays interest on these borrowings at interest rates approximating commercial lending rates. At December 31, 2012, WFIS has no short-term borrowings outstanding with WFC.

(7) Commitments and Contingencies

In the normal course of business, there are various lawsuits, claims, and contingencies pending against WFIS.

Based on information currently available and advice of counsel, WFIS believes that the eventual outcome of actions against WFIS will not, individually or in aggregate, have a material adverse effect on WFIS' financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of such actions, if unfavorable, may be material to WFIS' statement of financial condition for any particular period.

(8) Net Capital Requirements

WFIS is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934. WFIS has elected to compute net capital under the alternative provisions of the Rule, which require WFIS to maintain minimum net capital, as defined, of $250 thousand. At December 31, 2012, WFIS' net capital was approximately $89.2 million, which exceeded the minimum net capital requirement by approximately $88.9 million.

(Continued)

(In thousands)

WFIS is exempt from provisions of SEC Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities.* Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements is not required.

(9) Employee Benefits

WFIS participates in certain employee benefit plans sponsored by WFC. The costs associated with WFIS employees are allocated to WFIS.

WFIS' employees are eligible for benefits under WFC's defined contribution 401(k) Plan. Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally dollar for dollar up to 6% of an employee's certified compensation. Effective January 1, 2010, previous and future matching contributions are 100% vested for active participants.

WFIS also participates in WFC's noncontributory qualified defined benefit retirement plan, the Wells Fargo & Company Cash Balance Plan (Cash Balance Plan), which covers eligible employees of Wells Fargo. Benefits accrued under the Cash Balance Plan were frozen effective July 1, 2009.

Certain WFIS employees participate in various WFC stock-based employee compensation plans, which provide for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, restricted share rights, performance awards and stock awards without restrictions.

(10) Fair Value of Assets and Liabilities

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles, and expands disclosures about fair value measurements.

Securities owned and securities sold, not yet purchased as well as money market fund investments are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value future of cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions.

In accordance with ASC 820, WFIS groups its financial assets and financial liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect WFIS' own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, WFIS considers all available information, including observable market data, indications of market liquidity and orderliness, and WFIS' understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments' fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3.

In accordance with the Fair Value Measurements and Disclosures topic of the Codification, WFIS bases their fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is WFIS' policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, as prescribed in the fair value hierarchy.

In instances where there is limited or no observable market data, fair value measurements for assets and liabilities are based primarily upon WFIS' own estimates or combination of WFIS' estimates and independent vendor or broker pricing, and the measurements are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

The following sections describe the valuation methodologies used by WFIS to measure classes of financial instruments at fair value and specify the level in the fair value hierarchy where various financial instruments are generally classified. Valuation models, significant inputs to those models and any significant assumptions are included where appropriate.

WFIS enters into both exchange-traded and over-the-counter (OTC) securities. Exchange-traded securities are generally valued using quoted market or exchange prices and are accordingly classified within Level 1 of the fair value hierarchy. Quoted market prices are available and used for WFIS' exchange-traded securities, such as U. S. Treasuries, which the Company classifies as Level 1.

However, substantially all of WFIS' securities are traded in OTC markets where quoted market prices are not readily available. Trading securities are generally valued using trader prices that are subject to price verification procedures performed by independent internal personnel. The majority of fair values derived using internal valuation techniques are verified against multiple pricing sources, including prices obtained from independent vendors. Vendors compile prices from various sources and often apply matrix pricing for similar securities when no price is observable. WFIS reviews pricing methodologies provided by the vendors in order to determine if observable market information is being used, versus unobservable inputs.

When evaluating the appropriateness of an internal trader price compared with vendor prices, considerations include the range and quality of vendor prices. Vendor prices are used to ensure the reasonableness of a trader price; however valuing financial instruments involves judgments acquired from knowledge of a particular market and is not perfunctory. If a trader asserts that a vendor price is not reflective of market value, justification for using the trader price, including recent sales activity where possible, must be provided to and approved by the appropriate levels of management. Examples of securities classified as Level 2 include government and agency securities and corporate debt securities.

There were no Level 3 securities held during the year ended December 31, 2012.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2012, are as follows (in thousands):

	Total	Level 1	Level 2	Level 3
Assets:				
Securities owned:				
U.S. treasury	$ 16,620	16,620	—	—
U.S. agency	672,620	—	672,620	—
Corporate debt obligations	3,617	—	3,617	—
	692,857	16,620	676,237	—
Cash and cash equivalents*	11,028	11,028	—	—
Total assets	$ 703,885	27,648	676,237	—
Liabilities:				
Securities sold, not yet purchased:				
U.S. treasury	$ 15,968	15,968	—	—
U.S. agency	467,003	—	467,003	—
Total liabilities	$ 482,971	15,968	467,003	—

* Represents money market fund investments.

A Level 3 roll forward table is not presented as no Level 3 assets were held at the beginning or end of the year.

(11) Financial Instruments with Off-Balance-Sheet Risk

WFIS clears all transactions for its customers on a fully disclosed basis through WFS. Nonetheless, WFIS is liable to the clearing firm for its customers' and brokers' transactions.

Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. WFIS is, therefore, exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case WFIS may have to purchase or sell financial instruments at prevailing market prices. WFIS has established procedures to reduce this risk by requiring its customers to deposit funds with WFS for certain types of trades.

WFIS seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. WFIS monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary. Market declines could, however, reduce the value of collateral below the amount loaned plus accrued interest, before the collateral could be sold. The impact of unsettled transactions is not expected to have a material effect upon WFIS' statement of financial condition.

As a broker/dealer in securities, substantial portions of WFIS' transactions are collateralized. WFIS' exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets that may impair customers' or counterparties' ability to satisfy their obligations to WFIS. WFIS does not believe it has any significant concentrations of credit risk.

(12) Subsequent Events

We have evaluated the effects of subsequent events that have occurred subsequent to December 31, 2012, and through February 25, 2013, which is the date we issued our statement of financial condition. During this period, there have been no material events that would require recognition in the 2012 statement of financial condition or disclosure in the notes to statement of financial condition.